Exhibit (a)(15)
INBOUND SCRIPT
Introduction
Hello. Welcome to the Cadbury Shareholder Helpline. My name is [xxxx].
How may I help you?
Anticipated Questions/Issues (additional to D14 questions):
A1: General “What is happening” Questions (new D39 Qs):
1.	I have received another formal response document from Cadbury. Can you give me a brief summary of what is going on?
We have published our second response document. The Board gave more reasons why it has rejected Kraft’s offer. The document also summarised our [expected] [Note: for pre-Day 42 queries only.] outstanding 2009 performance.
2.	What is the difference between the previous (Day 14) and new (Day 39) response document?
The response document we published on 14 December focused on the strength of Cadbury’s business and our upgraded performance targets. This second response document provides further information on Cadbury including preliminary details of our 2009 performance as well as highlights the perceived weaknesses of Kraft’s business and track record, particularly in comparison with Cadbury.
3.	Why is another response document required?
This is Cadbury’s last chance to set out any material new information or defense arguments. The new document contains information on the full year 2009 performance amongst other things.
4.	What are the next steps from here?
On Thursday, 14th January we will share more details of our 2009 performance.
Kraft has until Tuesday 19 January (Day 46) to revise its offer and has extended the deadline for shareholder responses to 2 February (Day 60).
If another formal offer is tabled by a new offeror, this would usually have the effect of re-setting Kraft’s offer timetable so that Kraft and the new offeror are bound by the timetable for the new offeror. Kraft and any new offeror would therefore have further time to revise their offers.
5.	Has Kraft changed the price?
No, Kraft has not changed the price of its offer but announced on 5 January that it will give to shareholders who accept the offer and elect to receive the “Partial Cash Alternative” an estimated 60p per share in cash instead of a portion of the Kraft shares that would have otherwise been part of the offer consideration. The exact terms of the alternative have not yet been made clear. Any revision to Kraft’s offer must be made by 19 January (Day 46).
6.	What is the value of the Kraft offer?
The implied value (based on the closing price of US$ [26.71] for a Kraft share on [7 January 2010] and an exchange rate of US$[1.62185] to £1.00) was [726] pence [(£7.26)] for each Cadbury share
[To be updated for latest share price and fx rate movements]
A2: General “What is happening” Questions (old D14 Qs):
7.	I have received the formal response document from Cadbury. Can you give me a brief summary of what is going on?
Kraft has made an unsolicited offer to buy your Cadbury shares. Your Board has reviewed this offer and published formal response documents on 14th December 2009 and 12/14th January 2010 rejecting the offer. As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
8.	I have heard that Cadbury has published its formal response. How can I get a copy of this?
Two formal response documents from Cadbury have been sent to shareholders. You, or your broker if you have a nominee account, should have already received the first response document and should receive the second response document shortly. Both documents are also available on the Cadbury website www.cadbury.com

9.	I have received the offer document from Kraft. Can you give me a brief summary of what is going on?
Kraft has made an unsolicited offer to buy your Cadbury shares. Your Board has reviewed this offer and published formal response documents on 14th December 2009 and 12/14th January 2010 rejecting the offer.
As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
10.	In the package that I received from Kraft there is an acceptance form. What do I do with this?
This is a form to accept the Kraft offer and should be filled in only if you wish to accept the Kraft offer. If you do not want to accept the Kraft offer then do not fill in the form. As this is a financial decision we recommend that if you are in any doubt about what action to take, please contact your financial advisor.
As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
11.	How can I get a copy of the Kraft offer?
The official offer made by Kraft on December 4, along with other documents published by Cadbury and Kraft to date in relation to the offer, can be seen at: www.cadburyinvestors.com
12.	What is Kraft offering for my Cadbury Shares?
The offer is for 300p (£3) cash and 0.2589 Kraft shares per Cadbury share.
     Or
The offer is for 1,200p (£12.00) cash and 1.0356 Kraft shares per Cadbury ADR.

Kraft has announced on 5 January that it will give to shareholders who accept the offer and elect to receive the “Partial Cash Alternative” an estimated 60p per share in cash instead of a portion of the Kraft shares that would have otherwise been part of the offer consideration. The exact terms of the alternative have not yet been made clear. Any revision to Kraft’s offer must be made by 19 January (Day 46).
13.	What is the value of the Kraft offer?
The implied value (based on the closing price of USD 26.71 for a Kraft share on [ ] and an exchange rate of US$1.62185 to £1.00) was 726 pence (£7.26) for each Cadbury share.
[NEEDS TO BE UPDATED]
14.	If I want to reject the offer, what should I do?
If you want to reject the offer you should take no action and you should not authorize anyone to take any action in relation to the offer on your behalf.
15.	I have already accepted the Kraft offer but I have changed my mind and would like to withdraw my acceptance. How do I do this?
If your shares are held in certificated form and you have completed an acceptance form you have received from Kraft, you can withdraw your acceptance at any time up until 1p.m. on 2nd February by writing to the following the address: Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ.
Please see paragraph 4 of Part B of Appendix I of Kraft's offer document, available on Cadbury's website at www.cadburyinvestors.com, for further detail on how to withdraw your acceptance and for withdrawal instructions for persons holding shares in uncertificated form and persons holding ADRs.
If your shares are held through a bank/broker then please contact your account representative to get instructions as to how to withdraw your acceptance.
16.	Do I have to tender/accept the offer in relation to my shares?
No. Each shareholder is entitled to make their own decision.
17.	Do I have to follow the Board’s recommendation to reject the offer?
No. Each shareholder is entitled to make their own decision.
18.	Can I be forced to sell my shares to Kraft/accept the offer?
You can only be forced to sell your shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.

19.	Do shareholders need to accept the offer by 2nd February 2010? What happens then?
Kraft has announced that the closing date for its offer will be at 1pm (London time) on 2nd February 2010.
If Kraft does not declare its offer wholly unconditional by such time, the offer will lapse and Kraft will be unable to make a new offer for Cadbury for a period of twelve months, except with the consent of the UK Takeover Panel.
20.	Can Kraft increase its offer price?
Under UK Takeover Code rules, Kraft is able to revise its offer until 19 January 2010, Day 46 of the offer timetable. Kraft can increase but not decrease its offer price.
After this date, Kraft will not normally be able to revise its offer terms unless a new offer is tabled for Cadbury by another offeror. If another formal offer is tabled by a new offeror, this would usually have the effect of re-setting Kraft’s offer timetable so that Kraft and the new offeror are bound by the timetable for the new offeror. Kraft and the new offeror would therefore have further time to revise their offers.
21.	What will happen if I do nothing?
You will not accept Kraft’s offer and you will continue to own your Cadbury shares, however, this is a financial decision and therefore you are encouraged to seek advice from your financial advisor. You can only be forced to sell your shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
22.	What would happen if another company put an offer in?
Cadbury’s Board is legally obliged to review all offers, after which they will communicate their recommendations to all shareholders.
23.	Do you think another company will enter the bidding?
We can not comment on what other companies may or may not decide to do.
24.	If Kraft’s bid is unsuccessful and no other bidder appears, how much is the Cadbury share price likely to decline?
We can not comment on what may or may not happen regarding Cadbury’s share price.

25.	Wouldn’t I be better off selling in the market now rather than waiting to see if Kraft will raise the bid or if some other bidder appears?
We are not permitted to give any advice or make any recommendation regarding the disposition of your Cadbury shares. If you are in any doubt about what action to take, please contact your financial advisor.
26.	What will happen to Cadbury’s pensioners if Kraft is successful?
Kraft have stated they will respect existing benefits, then it is up to the pension trustees to form their own opinion on strength of covenant and to discuss this with Kraft.
27.	Is this Cadbury’s Head Office?
No. You have reached the dedicated Cadbury shareholder helpline located in London/New York.
28.	Are you a Cadbury employee?
No. I am with D F King, an investor communications company which Cadbury has asked to assist with its dedicated shareholder helpline.
29.	Where are Kraft shares listed and traded?
They are listed and traded on the New York Stock Exchange.
30.	The press has referred to this as a hostile take-over bid. What does that mean?
A hostile takeover bid is when an approaching company seeks to buy a target company without the support of the target company’s Board.
31.	What is the current Cadbury Share price?
Yesterday’s closing price on the London Stock Exchange for Cadbury shares was
Yesterday’s closing price on the New York Stock Exchange for Cadbury ADRs was
32.	What is the current Kraft Share price?
Yesterday’s closing price on the New York Stock Exchange for Kraft shares was
33.	Who can I call if I have more questions?
Please feel free to call us back at any time with additional questions.

C: CADBURY RESPONSE
1.	What is the Board of Cadbury doing in response to the Kraft offer?
The Board of Cadbury has set out its official response to the Kraft offer in formal response documents published on 14 December 2009 and 12/14 January 2010.
As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
2.	Why has the Board of Cadbury rejected the offer?
The reasons for the board’s rejection of the offer are set out in Cadbury’s response documents of 14 December 2009 and 12/14 January 2010.
The Chairman’s letter states that “Your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessments. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.”.
3.	Why does the Board believe that Kraft undervalues Cadbury?
The reasons for the board’s rejection of the offer are set out in Cadbury’s response documents of 14 December 2009 and 12/14 January 2010.
4.	If Cadbury remains independent will it continue to pay a dividend?
We can not comment on this. Please see Cadbury’s response documents of 14 December 2009 and 12/14 January 2010 for further details.
5.	For other questions about Cadbury’s response:

Additional questions relating to Cadbury’s response to the Kraft offer are to be answered by referring to Cadbury’s response documents.

D: KRAFT OFFER SPECIFIC QUESTIONS
1.	Who is Kraft?
2.	What is the offer that Kraft have made for Cadbury?
3.	Why is Kraft making an offer for Cadbury?
4.	Why is Kraft offering me cash and shares? Can I have all cash? Can I have all shares?
5.	How did Kraft come up with the price for Cadbury?
6.	What are the terms of the Kraft offer?
7.	How do I accept the Kraft offer?
8.	If I accept the Kraft offer when will I get my cash/shares?
9.	When will I know if Kraft has successfully acquired Cadbury?
10.	How long do I have to decide whether or not to accept the Kraft offer?
11.	Where does Kraft trade? Will it be listed on the London exchange or just in the US?
12.	Does Kraft pay a dividend?
13.	I don’t want to hold US shares. What should I do?
14.	What are the conditions to the Kraft offer?
15.	How can I contact Kraft or its advisors?
16.	Where can I find more information on the Kraft offer?

DEFAULT
If, at any time, the question relates to Kraft offer documentation:
Unfortunately, we are not permitted to comment on the offer documentation you have received directly from Kraft. As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
If you are in any doubt about the action you should take you should contact your financial adviser.

E: FINANCIAL ADVICE QUESTIONS
General Advice
1.	Should I sell or keep hold of my shares?
2.	Should I accept or reject the Kraft offer?
3.	My financial advisor recommended that I tender my Cadbury shares to the Kraft offer. Should I do this?
4.	If you held Cadbury shares what would you do?

DEFAULT
We are not permitted to give any advice or make any recommendation regarding the disposition of your Cadbury shares.
As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
If you are in any doubt about the action you should take you should contact your financial adviser.
Tax Advice
5. What are the tax implications if I accept the offer/Sell my shares
We are not permitted to give any advice on tax issues. Please contact your financial advisor/tax accountant or contact your local Inland Revenue office for information.

G: SHARE MAINTENANCE QUESTIONS:
1.	How do I notify you of a change of address?
2.	I have two accounts. How do I merge them?
3.	The shareholder is deceased. What do I do?
4.	I inherited shares as part of an estate. How do I transfer these into my name?
5.	I have changed my name. How do I change this with you?
6.	I have lost my share certificate. How do I obtain a new one?
7.	How many shares do I own?
8.	I didn’t receive my last dividend cheque? What should I do?

DEFAULT — ORDINARY SHARES
If, at any time, the question relates to a shareholder’s registration with Computershare Investor Services or any other Shareholder Services issue:
Unfortunately, I am unable to answer your question. This helpline has been established in connection with Cadbury’s response to the unsolicited offer from Kraft Foods. However, you may find answers to your questions in the “Investors” section of Cadbury’s corporate website.
Ordinary shareholders:
Alternatively, I can direct you to Cadbury’s registrar, Computershare Investor Services. Their telephone number is 0870 873 5803.
or
ADR Holders:
Alternatively, I can direct you to Cadbury’s ADR Depositary Agent, JPMorgan Chase Bank. Their U.S. telephone number is:
- For callers in the US: 1 800 990 1135
- For callers outside the US: 001 651 453 2128.

DEFAULT — DR PEPPER SNAPPLE HOLDERS
For anyone asking about Dr Pepper Snapple:
Unfortunately, I am unable to answer your question. This helpline has been established in connection with Cadbury’s response to the unsolicited offer from Kraft Foods. I can direct to Dr Pepper Snapples registar in the USA, Computershare:
- For callers in the US: 1 877 745 9312
- For callers outside the US: 001 781 575 4033
or please email web.queries@computershare.co.uk for assistance.

Closing
Thank you for your call. Please feel free to call us back should you have any additional questions.
Goodbye.